Exhibit 4.21

Farmmi, Inc. Reports Fiscal Year 2018 Financial Results

LISHUI, China, Jan. 25, 2019 /PRNewswire/ -- Farmmi, Inc. (the "Company") (Nasdaq: FAMI), an agriculture products supplier in China, today announced its financial results for the fiscal year ended September 30, 2018.

Ms. Yefang Zhang, Chairwoman and CEO of the Company stated, “We are pleased to announce our full year financial results for fiscal year 2018, our inaugural full year results as a public company. Our total revenue grew by 11.83% from fiscal year 2017 to $29.82 million, while our net income declined slightly by 1.26% to $3.23 million.”

Ms. Zhang continued: “We are excited for the coming year as we exploit the foundations we have built in fiscal year 2018. Coupled with the reorganization of our online store operating team in March 2018, our online sales have been increasing since April 2018. Farmmi Jicai, our online store designed for centralized procurement, targeting small wholesale clients, such as restaurants and retailers began generating revenue. Farmmi Liangping Market, another online store, supplies geographical indication agricultural products, among other products. We are optimistic about the prospects of these platforms following the efforts we have made to strengthen our relationships with our family farm suppliers, to provide attractive products and a unique experience to our customers.”

Fiscal Year 2018 Financial Highlights

	For the Twelve Months Ended September 30,
($ millions, except per share data)	2018	2017	% Change
Revenue	29.82	26.67	11.83%
Shiitake	16.75	16.25	3.10%
Mu Er	12.19	9.24	31.93%
Other edible fungi and other agricultural products	0.88	1.18	-25.54%
Gross profit	5.07	4.52	12.00%
Gross margin	16.99%	16.97%	0.02	pp*
Income from operations	3.08	3.47	-11.28%
Net income attributable to Farmmi, Inc.	3.22	3.27	-1.51%
EPS	0.29	0.33	-12.12%

*Notes: pp represents percentage points

•	Revenue reached $29.82 million for the twelve months ended September 30, 2018, an increase of 11.83% from the same period of last year.
•	Gross profit was $5.07 million for the twelve months ended September 30, 2018, an increase of 12.00% from the same period of last year.
•	Gross margin was 16.99% for the twelve months ended September 30, 2018, an increase of 0.02 percentage points from the same period of last year.
•	Net income attributable to Farmmi, Inc. was $3.22 million for the twelve months ended September 30, 2018, a decrease of 1.51% from the same period of last year.

•	Basic and diluted earnings per share were $0.29 for the twelve months ended September 30, 2018, as compared with $0.33 for the same period of last year.

Fiscal Year 2018 Financial Results

Revenue

Total revenues for the twelve months ended September 30, 2018 increased by $3.15 million, or 11.83%, to $29.82 million from $26.67 million for the same period of last year, mainly due to an increase in revenue from sales of Shiitake and Mu Er, partially offset by decrease in revenue from sales of other edible fungi and other agricultural products.

	For the Twelve Months Ended September 30,
	2018			2017
($ millions)	Revenue	Cost of Revenue	Gross Profit	Revenue	Cost of Revenue	Gross Profit
Shiitake	16.75	13.96	2.80	16.25	13.51	2.74
Mu Er	12.19	10.13	2.06	9.24	7.68	1.56
Other edible fungi and other agricultural products	0.88	0.66	0.21	1.18	0.95	0.22
Total	29.82	24.75	5.07	26.67	22.14	4.52

Revenue from sales of Shiitake increased by $0.50 million, or 3.10%, to $16.75 million for the twelve months ended September 30, 2018 from $16.25 million for the same period of last year, mainly due to the increased sales volume of Shiitake. Sales volume of Shiitake increased to 1,299 tons for the twelve months ended September 30, 2018 from 1,277 tons for the same period of last year. The increase was also due to the increased unit sales price per ton of Shiitake. Average unit sales price of Shiitake increased slightly by 1.35% to $12,897 for the twelve months ended September 30, 2018 from $12,725 for the same period of last year.

Revenue from sales of Mu Er increased by $2.95 million, or 31.93%, to $12.19 million for the twelve months ended September 30, 2018 from $9.24 million for the same period of last year. The increase was primarily due to the increased sales volume of Mu Er products. Sales volume of Mu Er increased to 967 tons for the twelve months ended September 30, 2018 from 684 tons for the same period of last year.

Revenues from sales of other edible fungi and other agricultural products decreased by $0.30 million, or 25.54%, to $0.88 million for the twelve months ended September 30, 2018 from $1.18 million for the same period of last year. The cause of the decrease was that the Company sold $0.44 million of Maitake mushroom in January 2017 to fill an one time sales order, and no such order took place during the twelve months ended September 30, 2018. The decrease was partially offset by the increased online sales of the products of this category by $0.14 million to $0.83 million for the fiscal year ended September 30, 2018, compared to $0.69 of the same period of last year.

Cost of Revenue

Cost of revenue increased by $2.61 million, or 11.79%, to $24.75 million for the twelve months ended September 30, 2018 from $22.14 million for the same period of last year.

Cost of revenue from sales of Shiitake increased by $0.45 million, or 3.31%, to $13.96 million for the twelve months ended September 30, 2018 from $13.51 million for the same period of last year. Cost of revenue from sales of Mu Er increased by $2.45 million, or 31.93%, to $10.13 million for the twelve months ended September 30, 2018 from $7.68 million for the same period of last year. Cost of revenue from sales of other edible fungi and other agricultural products decreased by $0.29 million, or 30.30%, to $0.66 million for the twelve months ended September 30, 2018 from $0.95 million for the same period of last year.

Gross Profit

Overall gross profit increased by $0.54 million, or 12.00%, to $5.07 million for the twelve months ended September 30, 2018 from $4.52 million for the same period of last year. Gross profit from sales of Shiitake increased by $0.06 million, or 2.07%, to $2.80 million for the twelve months ended September 30, 2018 from $2.74 million for the same period of last year. Gross profit from sales of Mu Er increased by $0.50 million, or 31.94%, to $2.06 million for the twelve months ended September 30, 2018 from $1.56 million for the same period of last year. The increase of gross profit from sales of Shiitake and Mu Er is in line with increased sales revenue for the twelve months ended September 30, 2018. Gross profit from sales of other edible fungi and other agricultural products decreased by $0.01 million, or 5.39%, to $0.21 million for the twelve months ended September 30, 2018 from $0.22 million for the same period of last year. The decrease of gross profit from sales of other edible fungi and other agricultural products is in line with decreased sales revenue for the twelve months ended September 30, 2018.

Overall gross margin increased by 0.02 percentage points to 16.99% for the twelve months ended September 30, 2018 from 16.97% for the same period of last year. The slight increase in overall gross profit margin was primarily due to the increased proportion of online sales, with higher gross profit margin, in this reporting period.

Income from Operations

Income from operations decreased by $0.39 million, or 11.28%, to $3.08 million for the twelve months ended September 30, 2018 from $3.47 million for the same period of last year.

Selling and distribution expenses increased by $0.41 million, or 291.04%, to $0.55 million for the twelve months ended September 30, 2018 from $0.14 million for the same period of last year, primarily due to the increased shipping expenses of $0.20 million which is in line with the Company's increased sales volume. The increase was also due to the increased advertising and marketing expenses of $0.15 million as the Company focused on promotion activities in order to enhance more brand awareness and attract more clients for Farmmi Jicai (originally called Farmmi Liangpin Market) during the twelve months ended September 30, 2018.

General and administrative expenses increased by $0.53 million, or 57.53%, to $1.44 million for the twelve months ended September 30, 2018 from $0.92 million for the same period of last year. The increase was primarily attributable to the increased payroll expenses of $0.11 million and initial public offering related professional fees, such as legal fees of $0.07 million, office expenses of $0.07 million, public relation fees of $0.05 million, consulting fees of $0.05 million and audit fees of $0.04 million during the twelve months ended September 30, 2018.

Interest Expense

Interest expense decreased by $0.05 million, or 26.18%, to $0.15 million for the twelve months ended September 30, 2018 from $0.21 million for the same period of last year. The decrease in interest expense was primarily attributable to the decreased average balance of short-term bank loans. The decrease was partially offset by the higher interest rate during the twelve months ended September 30, 2018 as compared to same period of last year.

Provision for Income Taxes

Income tax expense increased by $3,270, or 56.45% to $9,063 for the twelve months ended September 30, 2018, from $5,793 for the same period of last year. The increase in income tax expense was primarily due to the increased taxable income of Hangzhou Nongyuan Network Technology Co., Ltd. during the twelve months ended September 30, 2018.

Net Income

Net income decreased by $0.04 million, or 1.26%, to $3.23 million for the twelve months ended September 30, 2018 from $3.27 million for the same period of last year. After the deduction of non-controlling interests, net income attributable to ordinary shareholders for the twelve months ended September 30, 2018 was $3.22 million, or $0.29 per basic and diluted share. The net income attributable to ordinary shareholders was $3.27 million, or $0.33 per basic and diluted share, for the same period of last year.

Financial Condition

As of September 30, 2018, the Company had cash on hand of $4.93 million, compared with $2.59 million as of September 30, 2017. The Company had working capital of $19.12 million as of September 30, 2018, compared with $11.21 million as of September 30, 2017.

Net cash used in operating activities was $2.73 million for the twelve months ended September 30, 2018, compared to net cash provided by operating activities of $2.00 million for the same period of last year. Net cash used in investing activities was $0.06 million for the twelve months ended September 30, 2018, compared to net cash provided by investing activities of $2.13 million for the same period of last year. Net cash provided by financing activities was $5.53 million for the twelve months ended June 30, 2018, compared to net cash used in financing activities of $1.65 million for the same period of last year.

Recent Business Highlights

On July 5, 2018, the Company announced that between March and June in 2018, it had entered into various sales contracts to supply three Asian distributors of dried edible fungi products including Shiitake mushrooms and Mu Er mushrooms.

On April 26, 2018, the Company prepared a Registration Statement in accordance with the requirements of Form S-8 under the Securities Act to register its ordinary shares, par value $0.001 per share, issuable pursuant to the Farmmi, Inc. 2018 Share Incentive Plan.

On March 14, 2018, the Company was awarded "Exemplary Publicly Listed Company" by Liandu District of Lishui Government, honoring its successfully listing on NASDAQ and the Company entered into a strategic cooperation framework agreement with Lishui Agricultural Investment Development Co., Ltd.

On February 23, 2018, the Company announced that ViewTrade Securities, Inc., who acted as the sole underwriter and book-runner of the Company's IPO, exercised the full over-allotment option to purchase an additional 252,000 ordinary shares at the IPO price of $4.00 per share for a total of gross proceeds of approximately $1,008,000 from the exercise of this over-allotment option.

On February 21, 2018, the Company announced the closing of its IPO of 1,680,000 ordinary shares at a price to the public of $4.00 per share for a total of $6,720,000 in gross proceeds.

About Farmmi, Inc.

Headquartered in Lishui, Zhejiang, Farmmi, Inc. (the "Company") (Nasdaq: FAMI), is an agricultural products supplier and primarily processes and sells Shiitake mushrooms, Mu Er mushrooms, other edible fungi, and other agricultural products. In addition, Farmmi Liangpin Market, the Company's ecommerce platform, provides an opportunity for consumers to access locally sourced agricultural products. For further information regarding the Company, please visit: http://ir.farmmi.com.cn/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact Investor Relations at:

Tina Xiao, President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com

Farmmi, Inc.

Consolidated Balance Sheets

	September 30, 2018	September 30, 2017
Assets
Current Assets
Cash	$4,925,165	$2,590,539
Accounts receivable, net - trade	8,601,269	5,050,951
Accounts receivable, net - related party	1,257	93,506
Inventory, net	1,808,143	1,591,619
Deferred offering costs	-	278,820
Advances to suppliers	5,868,486	4,112,915
Other current assets	135,314	23,063
Total current assets	21,339,634	13,741,413

Property, plant and equipment, net	136,363	102,516

Other Assets
Restricted cash	600,000	-
Total Assets	$22,075,997	$13,843,929

Liabilities and Equity
Current Liabilities
Short-term bank loans	$1,455,580	$1,652,917
Accounts payable - trade	343,141	415,819
Due to related parties	122,800	415,381
Other current liabilities	300,379	45,731
Total current liabilities	2,221,900	2,529,848

Long-term bank loans	640,455	661,167
Total Liabilities	2,862,355	3,191,015

Equity
Common stock, $0.001 par value, 20,000,000 shares authorized, 11,932,000 and 10,000,000 shares issued and outstanding	11,932	10,000
Additional paid-in capital	11,322,819	5,023,080
Statutory reserve	229,512	229,512
Retained earnings	6,996,837	3,774,805
Accumulated other comprehensive income (loss)	(222,830)	718,941
Total Stockholders' Equity	18,338,270	9,756,338

Noncontrolling Interest	875,372	896,576
Total Equity	19,213,642	10,652,914

Total Liabilities and Equity	$22,075,997	$13,843,929

Farmmi, Inc.

Consolidated Statements of Income and Comprehensive Income

	For the Years Ended September 30,
	2018	2017	2016
Revenues
Sales to third parties	$29,663,670	$25,866,459	$19,702,441
Sales to related parties	155,418	799,142	1,012,789
Total revenues	29,819,088	26,665,601	20,715,230

Cost of revenues	24,751,473	22,140,879	17,371,416

Gross Profit	5,067,615	4,524,722	3,343,814

Operating expenses
Selling and distribution expenses	547,532	140,019	78,507
General and administrative expenses	1,442,155	915,474	395,854
Total operating expenses	1,989,687	1,055,493	474,361

Income from operations	3,077,928	3,469,229	2,869,453

Other income (expenses)
Interest income	731	311	475
Interest expense	(154,400)	(209,159)	(250,732)
Other income (expenses), net	314,070	15,758	(39,739)
Total other income (expenses)	160,401	(193,090)	(289,996)

Income before income taxes	3,238,329	3,276,139	2,579,457

Provision for income taxes	9,063	5,793	269,367

Net income	3,229,266	3,270,346	2,310,090

Less: net income (loss) attributable to noncontrolling interest	7,234	(964)	(4,072)

Net income attributable to Farmmi, Inc.	$3,222,032	$3,271,310	$2,314,162

Comprehensive income
Net income	$3,229,266	$3,270,346	$2,310,090
Other comprehensive income (loss): foreign currency translation gain (loss)	(970,209)	95,185	312,371
Total comprehensive income	2,259,057	3,365,531	2,622,461
Comprehensive income (loss) attributable to noncontrolling interest	(21,204)	1,075	(19,913)

Comprehensive income attributable to Farmmi, Inc.	$2,280,261	$3,364,456	$2,642,374

Weighted average number of shares, basic and diluted	11,173,699	10,000,000	10,000,000

Basic and diluted earnings per common share	$0.29	$0.33	$0.23

Farmmi, Inc.

Consolidated Statements of Cash Flows

	For the Years Ended September 30,
	2018	2017	2016

Cash flows from operating activities
Net income	$3,229,266	$3,270,346	$2,310,090
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Changes in allowances - accounts receivable	-	-	(19,019)
Changes in allowances - deferred tax assets	-	-	163,056
Changes in allowances - inventories	-	-	(57,095)
Depreciation expense	24,886	21,939	18,891
Loss from disposal of property and equipment	873	-	-
Deferred income taxes	-	-	75,192
Changes in operating assets and liabilities:
Accounts receivable	(3,804,464)	133,681	380,651
Inventory	(280,017)	(112,128)	321,642
Advances to suppliers	(1,980,862)	(378,713)	-
Other current assets	(118,755)	278,247	(4,075,046)
Prepaid expenses	-	24,192	-
Accounts payable	(62,706)	(51,038)	(930,372)
Advances from customers	-	(1,090,595)	1,118,150
Other current liabilities	329,699	(16,875)	(298)
Taxes payable	(62,930)	(74,137)	53,259
Net cash (used in) provided by operating activities	(2,725,010)	2,004,919	(640,899)

Cash flows from investing activities
Additions to property, plant and equipment	(64,715)	(66,503)	(6,120)
Collections on (payments of) loans to related parties	-	2,192,762	(1,518,479)
Net cash (used in) provided by investing activities	(64,715)	2,126,259	(1,524,599)

Cash flows from financing activities
Proceeds from capital contribution	-	-	3,154,239
Net Proceeds from Initial Public Offering - stock issuance	7,728,000	-	-
Direct costs disbursed from Initial Public Offering proceeds in current year	(1,147,509)	-	-
Escrow deposit paid under underwriting agreement	(600,000)	-	-
Repayments of loans from third party	-	-	(929,902)
Borrowings from bank loans	1,530,080	5,195,539	3,674,880
Repayments of bank loans	(1,683,088)	(6,809,972)	(3,981,120)
Repayments of loans from related parties	(300,163)	239,125	143,223
Deferred offering costs	-	(278,820)	-
Net cash provided by (used in) financing activities	5,527,320	(1,654,128)	2,061,320

Effect of exchange rate changes on cash and cash equivalents	(402,969)	66,248	(5,071)

Net increase (decrease) in cash and cash equivalents	2,334,626	2,543,298	(109,249)

Cash and cash equivalents, beginning of year	2,590,539	47,241	156,490

Cash and cash equivalents, end of year	$4,925,165	$2,590,539	$47,241

Supplemental disclosure information:
Income taxes paid	$11,763	$10,207	$31,119
Interest paid	$164,587	$203,198	$248,815

Non-cash financing activities
Deferred offering costs	$278,820	-	-